EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604

November 22, 2013

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Susan Block, Esq.

Re:	Air Industries Group Registration Statement on Form S-3 Filed October 16, 2013 File No. 333-191748

Dear Ms. Block:

On behalf of our client, Air Industries Group (the “Registrant”), I am submitting this letter in response to the Staff’s letter of comment dated November 12, 2013, to the Company’s Registration Statement on Form S-3 (Registration No. 333-191748) filed on October 16, 2013.

Our responses below have been numbered to correspond to the Staff’s comments.  Amendment No. 1 to the Registration Statement (the “Amendment”) which responds to the Staff’s comments has been filed contemporaneously with this letter.

Please be advised that the Amendment reflects an increase in the amount of securities that may be sold based upon an increase in the market price of the Registrant’s common stock.

Debt Securities, page 14
1. Please refer to the third paragraph and second bullet point thereunder. We note that the debt securities registered pursuant to this registration statement may be guaranteed. Please revise the registration statement to register the offering of guarantees, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the guarantees. Alternatively, please confirm that you will not be offering any guarantees and revise this section accordingly.

Response: We have been advised by the Company that it does not intend to offer debt securities that will be guaranteed. The second bullet point to the third paragraph of the description of debt securities that may be offered by the Company has been deleted.

2. Please file the form of indentures, Exhibits 4.4 and 4.5. Please note that the form of indentures must be filed before we act on a request for acceleration regarding your Form S-3. Please also reflect the guarantees, if applicable, in the filed form of indentures or advise. Refer to our comment above regarding guarantees.

Response: The form of senior and subordinated indentures have been filed as exhibits 4.4 and 4.5, respectively, to Amendment No.1.

Signatures, page II-6
3. Please revise the second half of your signature page to include the signature of your principal financial and accounting officer. Refer to Instruction 1 to Signatures on Form S-3. In this regard, we note that Scott A. Glassman, your principal financial and accounting officer signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacity.

Response: A signature line for Scott A. Glassman, principal financial and accounting officer, has been added to the second half of the signature page.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Sincerely, /s/ Vincent J. McGill Vincent J. McGill

cc:           Donald E. Field